CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                            (After Issuance of Stock)

                               ILINK TELECOM, INC.
                              (Name of Corporation)


I the undersigned President and Secretary of iLink Telecom, Inc. do hereby certify that the Board of Directors of the said corporation at a meeting duly convened, held February 3, 1999 adopted a resolution to amend the original Articles of Incorporation:

         BE IT RESOLVED THAT, effective February 14, 1999 each issued and outstanding share of this Corporation's Common stock shall automatically convert into 0.20 shares of this Corporation's Common stock. Notwithstanding the above, no fractional shares will be issued. Any shareholder of this Corporation who on February 14, 1999 owned less than 5 shares, and who would therefor otherwise receive less than one share of this Corporation's Common stock shall be entitled to receive $.001 for each share of this Corporation's Common stock owned by such shareholder immediately prior to the effective date of this amendment, provided such shareholder sends a written request for payment to this Corporation. Any fractional share, which as a result of the foregoing would otherwise be issued to a shareholder of this Corporation, shall be rounded up to the nearest whole share.


                                        ---------------------------
                                        President and Secretary



ACKNOWLEDGMENT;
PROVINCE OF BRITISH COLUMBIA
CITY OF VANCOUVER

On  May  ,  1999  personally   appeared   before  me,  a  Notary  Public,   Amar
Bahadoorsingh, who acknowledged he executed the above instrument on behalf of said Corporation.

                                            ----------------
                                            NOTARY PUBLIC